SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

As of December 31, 2005 and December 31, 2004 and
for the year ended December 31, 2005

Commission file number 1-1373

                            A. Full title of the plan and the address of the plan if
                                  different from that of the issuer named below:

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

                                       B. Name of issuer of the securities held pursuant to the
                                          Plan and the address of its principal executive office:

MODINE MANUFACTURING COMPANY
1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND EXHIBITS
________________

Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Pages
Report of Independent Registered Public Accounting Firm

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
as of December 31, 2005 and December 31, 2004	1

Statement of changes in net assets available for benefits
for the year ended December 31, 2005	2

Notes to financial statements	3-10

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of assets (held at end of year)	11-12

Exhibits to Annual Report on Form 11-K	13

Signatures	14

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Modine Manufacturing Company
Pension Benefits Committee
Racine, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Modine 401(k) Retirement Plan for Salaried Employees (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Oak Brook, Illinois
June 14, 2006

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFTIS

December 31, 2005 and 2004

	2005	2004
ASSETS

Investments (Note 3)	$111,111,689	$100,174,287

Receivables:
Employer contribution	348,230	70,719

Accrued interest and dividends	29,997	22,947

Total receivables	378,227	93,666

Net assets available for benefits	$111,489,916	$100,267,953

The accompanying notes are an integral part of the financial statements.

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2005

Additions:
Investment income:
Income from Master Trust	$1,369,426
Net appreciation in fair value of investments	4,302,326
Interest	325,268
Dividends	422,994
Total investment income	6,420,014
Contributions:
Participant	6,786,183
Employer	2,787,022
Rollover contributions	435,336
Total contributions	10,008,541
Transfers, net (Note 10)	4,615,905
Total additions	21,044,460
Deductions:
Distributions to participants	9,818,638
Administrative costs	3,859
Total deductions	9,822,497

Net increase in net assets available for benefits	11,221,963
Net assets available for benefits:
Beginning of year	100,267,953
End of year	$111,489,916

The accompanying notes are an integral part of the financial statements.

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1. Description of Plan

The following description of the Modine 401(k) Retirement Plan for Salaried Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General

The Plan is a 401(k) profit sharing plan covering all eligible salaried employees of Modine Manufacturing Company and its U.S. subsidiaries ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as Participants. The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

Plan Participants enter into a salary reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers several investment alternatives. Participants may contribute up to 50% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

Prior to August 1, 2004, the Company made matching contributions equal to 50% of employee contributions which did not exceed 6% of total compensation. Effective August 1, 2004, the match was changed to 60% of employee contributions which did not exceed 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contributions are invested directly in the Modine Company Stock Fund. For 2005, the Company made a discretionary contribution to eligible participants which totaled $348,230.

Participant and Company contributions are subject to certain statutory limitations.

C. Participant Accounts

Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

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NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an employment commencement date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an employment commencement date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. All Thermacore, Inc. employees who were employed on or before December 31, 2001 shall be 100% vested in their Matching Account. A year of service is defined as 1,000 or more hours of service in a Plan year.

E. Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsley Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

F. Distributions

If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

G. Withdrawals

The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59½ or in the event of retirement, death, disability, or termination on or after age 55. Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

H. Forfeited Accounts

Forfeited nonvested accounts are first used to pay Plan expenses. Any remaining forfeitures are used to reduce the Employer Matching Contributions. During the Plan year forfeitures totaling $38,724 were used to reduce Employer Matching Contributions.

I. Administrative Expenses

Most expenses of administering the Plan are borne by the Company.

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NOTES TO FINANCIAL STATEMENTS, continued

1. Description of Plan, continued

J. Trustee

As of December 31, 2005 and 2004, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsley Trust Company N.A., Milwaukee, Wisconsin.

2. Summary of Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

B. Investment Valuation

Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total fair value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and fair value of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

	December 31, 2005	December 31, 2004
Units	788,960	795,195
Market Price	$30,251,763	$31,772,631

Common/Collective trusts are valued at the fair value of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the respective trusts. Mutual funds are valued at quoted market prices.

Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

C. Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

D. Net Appreciation (Depreciation) in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

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NOTES TO FINANCIAL STATEMENTS, continued

2. Summary of Significant Accounting Policies, continued

E. Withdrawals and Distributions

Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

F. Use of Estimates

Financial statements prepared in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2005	December 31, 2004
M&I Diversified Stock Fund, 199,348 and 212,840 units, respectively	$6,133,222	$6,052,464
M&I Stable Principal Fund, 8,571,140 and 7,278,480 - units, respectively	8,571,140	7,278,480
Vanguard Institutional Index Fund, 129,402 and 130,596 units, respectively	14,753,130	14,458,232
Managers Special Equity Fund, 78,743 and 74,721 units, respectively	6,832,544	6,755,514
M&I Diversified Income Fund, 199,348 and 277,173 units, respectively	5,633,498	5,463,153
Legg Mason Value Fund, 85,319 and 79,763 units, respectively	5,861,426	5,202,950
Marshall Mid-Cap Value Fund, 387,230 and 336,204 units, respectively	5,653,553	5,063,228
Dodge & Cox Stock Fund, 55,828 and - 36,233 units, respectively	7,660,782	4,718,271
Investment in Modine Company Stock Master Trust Fund, 788,960 and 795,195 units, respectively	30,251,763 *	31,772,631 *
Fidelity Advisor Diversified International Fund, 332,019 and 252,396 units, respectively	6,942,515	4,684,466

* Participant and non-participant directed

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NOTES TO FINANCIAL STATEMENTS, continued

3. Investments, continued

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,302,326 as follows:

Common collective funds	$932,157
Mutual Funds	3,370,169
$4,302,326

The Plan’s investments in the Master Trust (including interest, dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,369,426.

4. Master Trust Information

The Plan's allocated share of the Master Trust's net assets at December 31, 2005 and 2004 is as follows:

	Plan's Share of Master Trust's Net Assets
	2005	2004
Modine Company Stock Master Trust Fund	26.65%	24.40%

The following assets are held in the Modine Company Stock Master Trust Fund at December 31, 2005 and December 31, 2004:

	2005	2004
Modine Common Stock	$111,517,700	$129,259,369
Receivables (payables), net	5,949	(27,436)
Cash and cash equivalents	1,953,070	1,000,173
Total	$113,476,719	$130,232,106

Investment income for the Modine Company Stock Master Trust Fund for the year ended December 31, 2005 is as follows:

Net depreciation in fair value of Modine Common Stock	$(4,147,150)
Proliance Stock received from spin-off	5,862,129
Interest	69,172
Dividends on Modine Common Stock	2,515,371
Total	$4,299,522

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NOTES TO FINANCIAL STATEMENTS, continued

5. Nonparticipant -Directed Investments

The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Plan, as invested in the Master Trust is as follows:

	December 31, 2005	December 31, 2004
Net Assets:
Modine Common Stock Fund	$18,138,913	$ 18,785,866
Proliance Stock Fund	46,580	-
	Year Ended
	December 31, 2005
Changes in Net Assets:
Contributions	$2,787,022
Investment income	1,181,723
Interfund transfers, net	(3,020,377)
Benefits paid to Participants	(1,548,925)
	$ (600,372)

Non-participant directed investments relate to Company contributions which are initially invested in the Plan Sponsor's Stock. With the passage of time, these contributions are able to be re-directed by the participants to investments other than the Plan Sponsor's Stock. Certain of the investments included as non-participant directed investments in this disclosure may be participant directed as participants may elect to maintain investments in the Plan Sponsor's Stock.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, Participants would receive benefits under the Plan based on their respective account balances accumulated to the date of the termination of the Plan. All Participants would become 100% vested upon Plan termination.

7. Tax Status

The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code ("the Code"), and as such is not subject to Federal income taxes. The Plan obtained its latest determination letter dated June 30, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan Administrator believes that the Plan is designed and continues to operate in compliance with the applicable requirements of the Code.

NOTES TO FINANCIAL STATEMENTS, continued

8. Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective funds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

At December 31, 2005 and 2004, approximately 27% and 31%, respectively, of the Plan's assets were invested in Modine Manufacturing Company common stock, through the Modine Company Stock Master Trust Fund.

The Company common stock held in the Modine Company Stock Master Trust Fund as of December 31, 2005 has been valued at its quoted market price as of the 2005 financial statement date of $32.59 per share. The Company common stock held in the Modine Company Stock Master Trust Fund has subsequently experienced price volatility and has decreased to $22.32 as of June 14, 2006.

9. Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. At December 31, 2005 and 2004, the Plan held shares of mutual funds and common collective funds managed by Marshall & Ilsley Trust Company N.A., and held units in the Modine Company Stock Master Trust Fund, which holds underlying assets including Company stock. Marshall & Ilsley Trust Company N.A., is the Plan Trustee, and Modine Manufacturing Company is the Plan Administrator, therefore these investments and transactions therein are considered party-in-interest. Participants are also allowed to take loans from their accounts in the Plan, and these loans also qualify as party-in-interest investments. At December 31, 2005 and 2004, the value of party-in-interest investments was $61,885,965 and $60,663,549 respectively. Dividends paid on Company stock in 2005 were $653,983. Loan processing fees in the amount of $3,859 were paid by Participants to Marshall & Ilsley Trust Company N.A. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

10. Transfers

From time to time, changes in employee status require the transfer of funds between the Modine 401(k) Retirement Plan for Hourly Employees and the Modine 401(k) Retirement Plan for Salaried Employees.

Participants of the Modine Employee Stock Ownership Plan ("Modine ESOP Plan") are also allowed to transfer funds from the Modine ESOP to the Modine 401(k) Retirement Plan for Salaried Employees. The majority of the transfer reflected in the statement of changes in net assets available for benefits for the year ended December 31, 2005 resulted from these types of transfers.

NOTES TO FINANCIAL STATEMENTS, continued

11. Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid, but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $0 and $21,846 at December 31, 2005 and 2004, respectively.

12.	Proliance Spin-off
Effective July 22, 2005, Modine spun-off its Aftermarket Business to its shareholders and subsequently merged the spun-off company with and into Transpro, Inc. to form a combined company renamed Proliance International, Inc. Under the terms of the transaction, Modine shareholders retained their shares in Modine Manufacturing Company and also received approximately 0.24 shares of Proliance International Common Stock for every 1 share of Modine common stock held as of the close of business on July 21, 2005. The amount reflected on the Statement of Changes represents the value of the shares of Proliance stock received by participants in the Plan that invested part of their account balance in Modine Manufacturing Company Stock. Prior to December 31, 2005, the Proliance shares were liquidated to cash and cash equivalents and the related amounts are included in the Master Trust.

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SUPPLEMENTAL SCHEDULE

MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Plan Sponsor: Modine Manufacturing Company
EIN: 39-0482000
Plan Number: 024

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value

		Common Collective Funds
*	Marshall & Ilsley Trust Company	Diversified Income Fund Growth Balanced Fund	277,173 188,256	** **	$ 5,633,498 4,872,702
		Diversified Stock Fund Stable Principal Fund	199,348 8,571,140	** **	6,133,222 8,571,140

		Mutual Funds
	The Vanguard Group	Vanguard Institutional Index Fund	129,402	**	14,753,130

	The Managers Funds, L.P.	Special Equity Fund	78,743	**	6,832,544

	American Funds, Inc.	Growth Fund of America	99,640	**	3,039,013

	Legg Mason	Value Fund	85,319	**	5,861,426

	Calamos Investment Trust	Growth Fund	42,773	**	2,355,067

	Dodge and Cox	Dodge and Cox Stock Fund	55,828	**	7,660,782

	Fidelity Advisor Series VIII	Diversified International Fund	332,019	**	6,942,515

	Royce Fund	Opportunity Fund	143,006	**	1,734,664

*	Marshall Funds, Inc.	Marshall Mid-Cap Value Fund	387,230	**	5,653,553

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MODINE 401(K) RETIREMENT PLAN
FOR SALARIED EMPLOYEES

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Plan Sponsor: Modine Manufacturing Company
EIN: 39-0482000
Plan Number: 024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Shares or units	Cost	Current value
		Other
*	Marshall & Ilsley Trust Company	Modine Company Stock Master Trust Fund (Common Stock and Marshall Money Market Fund)	788,960	$18,549,280	30,251,763

*	Participant Loans	5.00 - 10.50% interest rate, various maturity dates			816,6700

					$111,111,689

* Represents party in interest to the Plan.
** Investments are Participant directed; cost not required to be disclosed.

(Continued)

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EXHIBITS TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm, filed herewith.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

MODINE 401(k) RETIREMENT PLAN
FOR SALARIED EMPLOYEES
/s/Dean R. Zakos
Date: June 28, 2006	Dean R. Zakos

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